April 2, 2013



United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Regal One Corporation Form 12b-25 filed March 29, 2013


Our client made us aware that you have contacted them asking for further information in Part III regarding the need for further time. We were engaged on February 6, 2013 to audit the financial statements of Regal One Corporation as of December 31, 2012. As this is our initial year as auditors for Regal One, we have been in the process of performing our initial audit procedures, reviewing 2012 Form 10-Qs and collecting all necessary documents to familiarize ourselves with the organization. Our client needed additional time to respond to our requests. Our audit fieldwork has been completed. Since this is the first year of our engagement we required additional time to adequately review working papers, drafts of the financial statements and draft of the Form 10-K prior to issuing our audit opinion on the aforementioned financial statements.

If you have any additional questions let us know.


/s/  Boulay, Heutmaker, Zibell & Co. P.L.L.P.